UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2009

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

Highlights

➢	Consolidated Net Sales increased 5.5% year-over-year to Ps.13.1 billion and Operating Segment Income grew by 1.5% to Ps.5.4 billion

➢	Sky Net Sales grew by 9.2% year-over-year to Ps.2.5 billion, adding approximately 23 thousand subscribers during the quarter

➢	Cable and Telecom Net Sales grew by 10.6% year-over-year, to Ps.2.2 billion

➢	In the aggregate for our three cable investments, Revenue Generating Units reached 2.6 million of which 294 thousand were telephony subscribers

➢	Televisa’s effective income tax rate for the quarter, and for the first nine months of the year, was 26.5%, very close to the statutory corporate income tax rate of 28%

Consolidated Results

Mexico City, D.F., October 22, 2009 — Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or “the Company”), today announced results for third quarter 2009. The results have been prepared in accordance with Mexican Financial Reporting Standards (Mexican FRS).

The following table sets forth a condensed consolidated statement of income for the three months ended September 30, 2009 and 2008, in millions of Mexican pesos, as well as the percentage of net sales that each line represents and the percentage change when comparing 2009 with 2008:

	3Q 2009	Margin %	3Q 2008	Margin %	Change %
Consolidated net sales	13,149.8	100.0	12,459.0	100.0	5.5
Operating segment income	5,355.7	39.7	5,277.0	41.3	1.5
Consolidated operating income	3,995.7	30.4	3,976.1	31.9	0.5
Consolidated net income	2,369.2	18.0	2,281.4	18.3	3.8
Controlling interest net income	2,014.1	15.3	2,067.0	16.6	(2.6)

Consolidated net sales increased 5.5% to Ps.13,149.8 million in third quarter 2009 compared with Ps.12,459 million in third quarter 2008. This increase was attributable to revenue growth in Sky, Cable and Telecom, Programming Exports, Pay Television Networks, and Other Businesses segments. These favorable variances were partially offset by a decrease in revenues in our Publishing and Television Broadcasting businesses.

Consolidated operating income increased 0.5% to Ps.3,995.7 million in third quarter 2009 compared with Ps.3,976.1 million in third quarter 2008. This increase was attributable to higher sales that were partially offset by higher cost of sales, operating expenses, and depreciation and amortization.

Controlling interest net income decreased 2.6% to Ps.2,014.1 million in third quarter 2009 compared with Ps.2,067 million in third quarter 2008. The net decrease of Ps.52.9 million reflected primarily a Ps.14.3 million increase in income taxes, and a Ps.140.7 million increase in noncontrolling interest net income. These unfavorable variances were offset by i) a Ps.19.6 million increase in operating income; ii) a Ps.8.1 million decrease in other expense, net; iii) a Ps.69.5 million decrease in integral cost of financing; and iv) a Ps.4.9 million decrease in equity in losses of affiliates, net.

Third-Quarter Results by Business Segment

The following table presents third-quarter results ended September 30, 2009 and 2008, for each of our business segments. Amounts are presented in millions of Mexican pesos.

Net Sales	3Q 2009%		3Q 2008%		Inc. %
Television Broadcasting	5,471.9	40.6	5,576.9	43.7	(1.9)
Pay Television Networks	687.9	5.1	534.9	4.2	28.6
Programming Exports	755.8	5.6	551.9	4.3	36.9
Publishing	795.0	5.9	901.6	7.0	(11.8)
Sky	2,507.4	18.6	2,296.6	18.0	9.2
Cable and Telecom	2,190.3	16.3	1,980.9	15.5	10.6
Other Businesses	1,065.4	7.9	929.5	7.3	14.6
Segment Net Sales	13,473.7	100.0	12,772.3	100.0	5.5
Intersegment Operations1	(323.9)		(313.3)		(3.4)
Consolidated Net Sales	13,149.8		12,459.0		5.5

Operating Segment Income (Loss)2	3Q 2009	Margin %	3Q 2008	Margin %	Inc. %
Television Broadcasting	2,696.5	49.3	2,803.9	50.3	(3.8)
Pay Television Networks	398.0	57.9	335.2	62.7	18.7
Programming Exports	423.3	56.0	238.3	43.2	77.6
Publishing	35.1	4.4	160.1	17.8	(78.1)
Sky	1,081.7	43.1	1,120.2	48.8	(3.4)
Cable and Telecom	752.0	34.3	674.7	34.1	11.5
Other Businesses	(30.9)	(2.9)	(55.4)	(6.0)	44.2
Operating Segment Income	5,355.7	39.7	5,277.0	41.3	1.5
Corporate Expenses	(164.9)	(1.2)	(151.2)	(1.2)	(9.1)
Depreciation and Amortization	(1,195.1)	(9.1)	(1,149.7)	(9.2)	(3.9)
Consolidated Operating Income	3,995.7	30.4	3,976.1	31.9	0.5

1 For segment reporting purposes, intersegment operations are included in each of the segment operations.
2 Operating segment income (loss) is defined as operating income (loss) before depreciation, amortization, and corporate expenses.

Television Broadcasting
Third-quarter sales decreased 1.9% to Ps.5,471.9 million compared with Ps.5,576.9 million in third quarter 2008. This decrease reflects an unfavorable comparison due to our broadcast of the 2008 Olympic Games during the same quarter last year and was partially offset by successful shows such as “Sortilegio” and “Hasta Que El Dinero Nos Separe”.

Third-quarter operating segment income decreased 3.8% to Ps.2,696.5 million compared with Ps.2,803.9 million in third quarter 2008, and the margin was 49.3%. These results reflect lower sales and higher expenses attributable to foreign currency-denominated costs and expenses. These unfavorable balances were partially offset by lower cost of sales due to the absence of the 2008 Olympics.

Pay Television Networks
Third-quarter sales increased 28.6% to Ps.687.9 million compared with Ps.534.9 million in third quarter 2008. This increase reflects i) a positive translation effect on foreign currency-denominated sales; ii) higher revenues resulting from additional subscribers in Mexico and Latin America; and iii) higher advertising sales.

Third-quarter operating segment income increased 18.7% to Ps.398 million compared with Ps.335.2 million in third quarter 2008, and the margin was 57.9%. These results were driven by higher sales that were partially offset by an increase of Ps.65 million in cost of sales and operating expenses related mainly to the launch of our new sports channel, Televisa Deportes Network (“TDN”).

Programming Exports
Third-quarter sales increased 36.9% to Ps.755.8 million compared with Ps.551.9 million in third quarter 2008. This increase was driven primarily by i) a positive translation effect on foreign currency-denominated sales amounting to Ps.146.2 million; ii) a 1.9% increase in royalties from Univision, which amounted to US$38 million for the quarter; and iii) increased sales mainly to Latin America.

Royalties from Univision include US$1.4 million earned during second quarter 2009, but not recognized then as the royalty number was an estimate. Excluding this catch-up, Univision royalties dropped 1.7% from the same quarter last year.

Third-quarter operating segment income increased 77.6% to Ps.423.3 million compared with Ps.238.3 million in third quarter 2008, and the margin increased to 56%. This margin expansion is a result of revenue growth.

Publishing
Third-quarter sales decreased 11.8% to Ps.795 million compared with Ps.901.6 million in third quarter 2008. This reflects a decrease in advertising and magazine circulation sales in Mexico as well as abroad. This was partially offset by a positive translation effect on foreign currency-denominated sales.

Third-quarter operating segment income decreased 78.1% to Ps.35.1 million, compared with Ps.160.1 million in third quarter 2008; the margin was 4.4%. These results were driven by lower sales as well as higher operating expenses due to i) the negative impact of certain non-recurring costs and expenses, and ii) a negative translation effect on foreign currency-denominated costs.

Sky
Third-quarter sales increased 9.2% to Ps.2,507.4 million compared with Ps.2,296.6 million in third quarter 2008. This result reflects an increase in the subscriber base in Mexico, Central America, and the Dominican Republic. Specifically, in Mexico the growth of 17 thousand net additions was driven mainly by the success of Sky’s new “MiSky” offering.

As of September 30, 2009, the number of gross active subscribers increased to 1,816,359 (including 139,819 commercial subscribers), compared with 1,728,214 (including 124,399 commercial subscribers) as of September 30, 2008. Sky closed the quarter with approximately 135 thousand subscribers in Central America and the Dominican Republic.

Third-quarter operating segment income decreased 3.4% to Ps.1,081.7 million compared with Ps.1,120.2 million in third quarter 2008, and the margin was 43.1%. These results reflect higher sales that were more than offset by higher cost of sales and operating expenses explained primarily by i) the amortization of costs related with the exclusive transmission of certain matches of the 2010 Soccer World Cup by Ps.100 million and, ii) to a lesser extent, a negative translation effect on foreign currency-denominated costs.

Cable and Telecom
Third-quarter sales increased 10.6% to Ps.2,190.3 million compared with Ps.1,980.9 million in third quarter 2008. This increase was attributable to the addition of more than 98 thousand revenue generating units (RGUs) in Cablevisión and Cablemás driven mainly by the success of our competitive triple-play bundles. During the quarter, Cablevisión net sales reached Ps.846.0 million and Cablemás net sales reached Ps.900.6 million. This was partially offset by a marginal decrease in Bestel’s sales by Ps.4.5 million to Ps.443.7 million.

Third-quarter operating segment income increased 11.5% to Ps.752 million compared with Ps.674.7 million in third quarter 2008, and the margin was 34.3%. These results reflected higher sales as well as higher costs of sales and operating expenses due to a negative translation effect on foreign currency-denominated costs and significant advertising campaigns around triple-play packages. During the quarter, Cablevisión generated operating segment income of Ps.322.6 million, Cablemás generated operating segment income of Ps.344.3 million, and Bestel generated operating segment income of Ps.85.1 million.

The following table sets forth the breakdown of subscribers for each of our three cable and telecom investments, including Cablevisión de Monterrey (“TVI”), our 50% interest in a telecommunications company with operations in Monterrey and nearby cities. Beginning in the fourth quarter of 2009, the results of TVI will no longer be accounted for under the equity method and will be incorporated in the Company’s operating results.

3Q 2009	Cablevisión	Cablemás	TVI
Video	616,806	890,270	230,857
Broadband	234,138	266,824	101,883
Telephony	111,709	119,144	62,981
RGUs	962,653	1,276,238	395,721

Other Businesses
Third-quarter sales increased 14.6% to Ps.1,065.4 million compared with Ps.929.5 million in third quarter 2008. This increase was attributable to higher sales in our soccer, gaming, feature-film distribution, and internet businesses, which were partially offset by a decrease in sales in our radio and publishing distribution businesses.

Third-quarter operating segment loss decreased to Ps.30.9 million compared with a loss of Ps.55.4 million in third quarter 2008, reflecting higher sales that were partially offset by higher cost of sales and operating expenses.

Corporate Expenses

Share-based compensation expense in third quarter 2009 and 2008 amounted to Ps.106.5 million and Ps.90.2 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are granted to officers and employees, and is recognized over the vesting period.

Non-Operating Results

Other expense, net
Other expense, net, in third quarter 2009, included primarily donations and professional services rendered in connection with certain litigation.

Other expense, net, decreased by Ps.8.1 million, or 11.7%, to Ps.61 million for third quarter 2009, compared with Ps.69.1 million for third quarter 2008. This decrease reflected primarily a reduction in professional services in connection with certain litigation.

Integral cost of financing
The following table sets forth integral cost of financing stated in millions of Mexican pesos for the three months ended September 30, 2009 and 2008.

	3Q 2009	3Q 2008	Increase (decrease)
Interest expense	721.8	819.1	(97.3)
Interest income	(173.0)	(304.6)	131.6
Foreign exchange (gain) loss, net	(32.1)	71.7	(103.8)
Integral cost of financing	516.7	586.2	(69.5)

The net expense attributable to integral cost of financing decreased by Ps.69.5 million, to Ps.516.7 million for third quarter 2009 from Ps.586.2 million for third quarter 2008. This decrease reflected i) a Ps.97.3 million decrease in interest expense; ii) a Ps.131.6 million decrease in interest income explained primarily by a reduction of interest rates applicable to cash equivalents and temporary investments in third quarter 2009; and iii) a Ps.103.8 million increase in foreign-exchange gain resulting mainly from favorable variances in Cablemás foreign currency derivatives in connection with a 2.5% depreciation of the Mexican peso against the US dollar during third quarter 2009.

Equity in losses of affiliates, net
Equity in losses of affiliates, net, decreased by Ps.4.9 million, or 3.3%, to Ps.142 million in third quarter 2009 compared with Ps.146.9 million in third quarter 2008. The equity in losses of affiliates is generated by the losses experienced by La Sexta, our 40% interest in a free-to-air television channel in Spain.

Income taxes
Income taxes increased by Ps.14.3 million, or 1.6%, to Ps.906.8 million in third quarter 2009 from Ps.892.5 million in third quarter 2008. This increase reflected primarily a higher corporate income tax base. Televisa’s effective income tax rate for third quarter 2009, and for the first nine months of the year, was 26.5%, very close to the statutory corporate income tax rate of 28%. in the last  years, our effective income tax rate has been very close to the statutory corporate income tax rate.

Noncontrolling interest net income
Noncontrolling interest net income increased by Ps.140.7 million, or 65.6%, to Ps.355.1 million in third quarter 2009, from Ps.214.4 million in third quarter 2008. This increase reflected essentially a higher portion of consolidated net income attributable to minority stockholders in our Cable and Telecom segment.

Other Relevant Information

Capital expenditures and investments
During third quarter 2009, we invested approximately US$149.2 million in property, plant and equipment as capital expenditures, including approximately US$55.4 million for our Cable and Telecom segment, US$32.8 million for our Sky segment, US$7.6 for our Gaming business, and US$53.4 million for our Television Broadcasting segment and other businesses. In addition, we made a capital contribution in connection with our 40% interest in La Sexta in the amount of €3.9 million (Ps.74.5 million).

Our investment in property, plant and equipment in our Cable and Telecom segment during the quarter included approximately US$34.5 million for Cablevisión, US$16.3 million for Cablemás, and US$4.6 million for Bestel.

Debt and satellite transponder lease obligation
The following table sets forth our total consolidated debt and satellite transponder lease obligation as of September 30, 2009 and 2008. Amounts are stated in millions of Mexican pesos.

	Sept 30, 2009	Sept 30, 2008	Increase (decrease)
Current portion of long-term debt	541.4	1,173.2	(631.8)
Long-term debt (excluding current portion)1	35,487.1	31,970.0	3,517.1
Total debt	36,028.5	33,143.2	2,885.3

Current portion of satellite transponder lease obligation	147.5	106.6	40.9
Long-term satellite transponder lease obligation (excluding current portion)	1,031.9	955.6	76.3
Total satellite transponder lease obligation	1,179.4	1,062.2	117.2
1 Includes a reclassification of Ps.875.1 million (US$80 million) that has been made to the September 30, 2008 long-term debt balance to conform to the December 31, 2008 presentation. This amount was prepaid by us in March 2009.

As of September 30, 2009 and 2008, our consolidated net cash position (cash and cash equivalents, temporary investments, held-to-maturity investments and available-for-sale investments less total debt) was Ps.492 million and Ps.1,049.4 million, respectively. Held-to-maturity and available-for-sale investments as of September 30, 2009 and 2008 amounted to Ps.3,310.1 million and Ps.880 million, respectively.

Shares repurchased and outstanding
During third quarter 2009, we repurchased approximately 1.4 million CPOs in the aggregate amount of Ps.68.2 million.

As of September 30, 2009 and 2008, our shares outstanding amounted to 329,188.5 million and 328,536.7 million shares, respectively; and our CPO equivalents outstanding amounted to 2,813.6 million and 2,808 million CPO equivalents, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.

As of September 30, 2009 and 2008, the GDS (Global Depositary Shares) equivalents outstanding amounted to 562.7 million and 561.6 million GDS equivalents, respectively. The number of GDS equivalents is calculated by dividing the number of CPO equivalents by five.

Television ratings and audience share
National urban ratings and audience share reported by IBOPE confirm that, in third quarter 2009, Televisa continued to deliver strong ratings and audience shares. During weekday prime time (19:00 to 23:00, Monday to Friday), average audience share amounted to 72.7%; in prime time (16:00 to 23:00, Monday to Sunday), average audience share amounted to 69.8%; and in sign-on to sign-off (6:00 to 24:00, Monday to Sunday), average audience share amounted to 70.6%.

About Televisa
Grupo Televisa, S.A.B., is the largest media company in the Spanish-speaking world and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay-television networks, international distribution of television programming, direct-to-home satellite services, cable television and telecommunication services, magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of an internet portal, and gaming. Grupo Televisa also owns an unconsolidated equity stake in La Sexta, a free-to-air television venture in Spain.

Disclaimer
This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

(Please see attached tables for financial information and ratings data)
###

Investor Relations:	Media Relations:
Carlos Madrazo	Manuel Compeán
María José Cevallos	Tel: (5255) 5728 3815
Tel: (5255) 5261-2445	Fax: (5255) 5728 3632
Fax: (5255)5261-2494	mcompean@televisa.com.mx
ir@televisa.com.mx	http://www.televisa.com
http://www.televisa.com
http://www.televisair.com

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF SEPTEMBER 30, 2009, AND DECEMBER 31, 2008
(Millions of Mexican Pesos)

	September 30,		December 31,
	2009		2008
ASSETS	(Unaudited)		(Audited)

Current:
Cash and cash equivalents	Ps.	28,733.8	Ps.	35,106.1
Temporary investments	4,476.6		6,798.3
	33,210.4		41,904.4

Trade notes and accounts receivable, net	9,134.1		18,199.9
Other accounts and notes receivable, net	3,796.8		2,231.5
Due from affiliated companies	106.0		161.8
Transmission rights and programming	4,064.7		3,343.4
Inventories	1,441.2		1,612.0
Other current assets	1,486.0		1,105.9
Total current assets	53,239.2		68,558.9

Derivative financial instruments	1,933.2		2,316.6
Transmission rights and programming	6,108.2		6,324.8
Investments	6,058.9		3,348.6
Property, plant, and equipment, net	31,236.9		30,798.4
Intangible assets and deferred charges, net	11,413.2		11,433.8
Other assets	64.4		70.7
Total assets	Ps.	110,054.0	Ps.	122,851.8

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF SEPTEMBER 30, 2009, AND DECEMBER 31, 2008
(Millions of Mexican Pesos)

	September 30,		December 31,
	2009		2008
LIABILITIES	(Unaudited)		(Audited)

Current:
Current portion of long-term debt	Ps.	541.4	Ps.	2,283.2
Current portion of satellite transponder lease obligation	147.5		138.8
Trade accounts payable	5,806.0		6,337.4
Customer deposits and advances	8,001.6		18,098.6
Taxes payable	607.2		830.1
Accrued interest	445.7		439.8
Employee benefits	402.3		200.0
Due to affiliated companies	45.5		88.6
Other accrued liabilities	2,073.7		2,293.8
Total current liabilities	18,070.9		30,710.3
Long-term debt, net of current portion	35,487.1		36,679.9
Derivative financial instruments	592.6		604.6
Satellite transponder lease obligation, net of current portion	1,031.9		1,172.9
Customer deposits and advances, non current	820.2		589.4
Other long-term liabilities	3,001.7		3,225.5
Deferred income taxes	2,284.4		2,265.2
Retirement and termination benefits	412.8		352.4
Total liabilities	61,701.6		75,600.2

STOCKHOLDERS’ EQUITY

Capital stock issued, no par value	10,019.9		10,061.0
Additional paid-in capital	4,547.9		4,547.9
	14,567.8		14,608.9
Retained earnings:
Legal reserve	2,135.4		2,135.4
Unappropriated earnings	21,672.1		19,595.3
Controlling interest net income for the period	4,819.0		7,803.7
	28,626.5		29,534.4
Accumulated other comprehensive income, net	3,267.0		3,184.0
Shares repurchased	(4,561.2)		(5,308.4)
	27,332.3		27,410.0
Total controlling interest	41,900.1		42,018.9
Noncontrolling interest	6,452.3		5,232.7
Total stockholders’ equity	48,352.4		47,251.6
Total liabilities and stockholders’ equity	Ps.	110,054.0	Ps.	122,851.8

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE AND
NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008
(Millions of Mexican Pesos)

	Three months ended September 30,				Nine months ended September 30,
	2009		2008		2009		2008
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)

Net sales	Ps.	13,149.8	Ps.	12,459.0	Ps.	37,189.1	Ps.	33,500.7

Cost of sales 1	5,835.8		5,466.2		16,926.3		15,211.7

Operating expenses:
Selling 1	1,212.1		1,015.2		3,123.8		2,648.9
Administrative 1	911.1		851.8		2,720.0		2,165.4
Depreciation and amortization	1,195.1		1,149.7		3,557.3		3,105.8
Operating income	3,995.7		3,976.1		10,861.7		10,368.9
Other expense, net	61.0		69.1		356.4		614.1
Integral cost of financing:
Interest expense	721.8		819.1		2,339.9		1,972.9
Interest income	(173.0)		(304.6)		(781.0)		(1,085.9)
Foreign exchange (gain) loss, net	(32.1)		71.7		497.5		443.4
	516.7		586.2		2,056.4		1,330.4
Equity in losses of affiliates, net	142.0		146.9		590.7		436.8
Income before income taxes	3,276.0		3,173.9		7,858.2		7,987.6
Income taxes	906.8		892.5		2,240.0		2,217.1
Consolidated net income	2,369.2		2,281.4		5,618.2		5,770.5
Noncontrolling interest net income	355.1		214.4		799.2		809.2
Controlling interest net income	Ps.	2,014.1	Ps.	2,067.0	Ps.	4,819.0	Ps.	4,961.3

1 Excluding depreciation and amortization.

NATIONAL URBAN RATINGS AND AUDIENCE SHARE FOR SECOND HALF OF 2008 AND THE FIRST NINE MONTHS OF 20091:

SIGN-ON TO SIGN-OFF – 6:00 TO 24:00, MONDAY TO SUNDAY

	Jul	Aug	Sep	Oct	Nov	Dec	2008	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	3Q09
Channel 2
Rating	11.4	11.1	11.8	12.4	12.0	11.5	11.5	11.7	11.7	11.9	11.4	11.2	11.4	11.4	11.6	12.4	11.8
Share (%)	31.6	31.2	33.1	34.7	33.2	33.7	32.1	32.4	31.5	32.3	30.9	30.4	31.5	31.3	32.3	33.5	32.4
Total Televisa2
Rating	26.4	25.6	25.9	26.2	25.7	24.7	26.0	26.1	26.8	26.3	25.8	25.8	25.5	25.8	25.5	25.8	25.7
Share (%)	73.5	71.8	72.8	73.2	71.4	72.4	72.3	72.4	72.4	71.3	69.8	69.9	70.6	70.8	71.0	70.0	70.6

PRIME TIME – 16:00 TO 23:00, MONDAY TO SUNDAY3

	Jul	Aug	Sep	Oct	Nov	Dec	2008	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	3Q09
Channel 2
Rating	17.1	16.0	17.3	18.5	17.2	16.5	16.9	17.2	17.1	17.6	16.6	16.4	17.0	16.8	17.6	18.5	17.6
Share (%)	34.9	33.4	35.1	37.2	34.0	35.1	34.1	34.1	33.2	34.5	33.7	32.7	34.4	34.2	36.0	36.2	35.5
Total Televisa2
Rating	35.6	34.3	35.3	35.6	35.3	33.2	35.2	36.1	36.9	36.1	34.1	34.4	34.5	34.3	34.4	35.3	34.7
Share (%)	72.8	71.5	71.4	71.7	69.8	70.7	71.2	71.4	71.5	70.7	69.3	68.8	70.1	69.6	70.5	69.4	69.8

WEEKDAY PRIME TIME – 19:00 TO 23:00, MONDAY TO FRIDAY3

	Jul	Aug	Sep	Oct	Nov	Dec	2008	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	3Q09
Channel 2
Rating	21.9	20.5	20.8	22.4	21.2	19.7	21.8	21.4	21.6	21.0	18.8	19.5	19.7	19.6	22.1	23.2	21.7
Share (%)	39.3	37.3	37.3	39.5	36.7	36.9	38.3	36.2	35.9	35.7	33.9	34.5	35.7	36.1	40.0	40.1	38.7
Total Televisa2
Rating	42.0	40.6	41.4	42.3	42.3	38.6	42.0	43.8	44.5	43.1	39.9	39.8	39.9	39.1	40.8	41.9	40.6
Share (%)	75.4	73.9	74.2	74.5	73.3	72.1	73.9	73.9	73.9	73.4	72.1	70.6	72.4	72.1	73.8	72.2	72.7

1 National urban ratings and audience share are certified by IBOPE and are based upon IBOPE's national surveys, which are calculated seven days a week, in Mexico City, Guadalajara, Monterrey, and 25 other cities with a population of more than 500,000 people. “Ratings” for a period refers to the number of television sets tuned into the Company’s programs as a percentage of the total number of all television households. “Audience share” is the number of television sets tuned into the Company's programs as a percentage of the number of households watching conventional over-the-air television during that period, without regard to the number of viewers.
2 "Total Televisa" includes the Company's four networks as well as all local affiliates (including affiliates of Channel 4, most of which receive only a portion of their daily programming from Channel 4). Programming on affiliates of Channel 4 is generally broadcast in 12 of the 28 cities covered by national surveys. Programming on Channel 9 affiliates is broadcast in all of the cities covered by national surveys.
3 "Televisa Prime Time" is the time during which the Company generally charges its highest rates for its networks.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: October 28, 2009	By:	/s/ Jorge Lutteroth Echegoyen
		Name:	Jorge Lutteroth Echegoyen
		Title:	Controller, Vice President